Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS RECEIVES LENDER
APPROVAL FOR AMENDMENT TO CREDIT AGREEMENT

Calgary, Alberta, March 27, 2012 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX/NYSE: NOA) today announced that it has received the required approval from its syndicate of lenders to amend the Company’s credit agreement.

The amendment extends the maturity date of the credit agreement by six months to October 31, 2013 and provides relief from the agreement’s Consolidated EBITDA-related covenants by temporarily amending them.  The amendment also extends the term of a temporary increase to the Company’s revolving credit facility to June 30, 2012.  NAEP secured a $25 million increase in September 2011 to support an anticipated temporary increase in working capital and has since reduced it to $20.8 million.

Earlier today, NAEP announced that it will receive a cash settlement of $34 million and receive net proceeds of approximately $40 million from the sale of certain assets to Canadian Natural Resources Limited related to its long-term overburden and mining services contract with this customer.  NAEP intends to use the $74 million of proceeds to reduce the draw on its revolving credit facility and thus eliminate the need for the temporary facility.  The $20.8 million temporary facility will be reduced in line with the timing of the receipt of funds from the asset sale and be eliminated when the bulk of the sales are completed, which is expected to be by June 2012.  The $5 million Letter of Credit, associated with the overburden contract, will reduce to nil for the remainder of calendar 2012.  The net result will be an increase in the Company’s liquidity of approximately $58.2 million.

“We are pleased to have worked with our lending partners to reach this mutually satisfactory agreement,” said David Blackley, Chief Financial Officer of NAEP.  “Our lenders recognize that, despite our recent operating challenges, our markets are robust and we are poised to improve our financial performance and position going forward.”

About the Company

North American Energy Partners Inc. (www.naepi.ca) is one of the largest providers of heavy construction, mining, piling and pipeline services in western Canada.  For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands.  The Company maintains one of the largest independently owned equipment fleets in the region.

NEWS RELEASE

Non-GAAP Financial Measures

This release contains non-GAAP financial measures. These measures do not have standardized meanings under Canadian GAAP or US GAAP and are therefore unlikely to be comparable to similar measures used by other companies. The non-GAAP financial measure disclosed by the Company in this release is EBITDA (as defined within our credit agreement with our lenders). The Company provides a reconciliation of EBITDA to net income reported in its most recently filed Manaagement’s Discussion and Analysis which may be obtained for free by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.

Forward Looking Statements

The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “may”, “could”, “would”, “should”, “believe”, “expect”, “anticipate”, “plan”, “estimate”, “target”, ‘project”, “intend”, “continue”, “further” or similar expressions. Examples of such forward-looking statements include the anticipated sale of certain contract-related assets to Canadian Natural Resources Limited. Actual results could differ materially from those contemplated by such forward-looking statements as a result of any number of factors and uncertainties, many of which are beyond NAEP’s control. Important factors that could cause actual results to differ materially from those in the forward-looking statements include: success of business development efforts, changes in oil and gas prices, availability of a skilled labour force, internal controls, general economic conditions, terms of the Company’s debt instruments, exchange rate fluctuations, weather conditions, performance of its customers, access to equipment, changes in laws and the ability to execute transactions, including completing the sale of certain assets to Canadian Natural Resources Limited. Undue reliance should not be placed upon forward-looking statements and NAEP undertakes no obligation, other than those required by applicable law, to update or revise those statements.

For more complete information about NAEP, you should read the Company’s disclosure documents filed with the SEC and the CSA. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.
For further information, please contact:

David Blackley, CFO
North American Energy Partners Inc.

NEWS RELEASE

Phone: (403) 767-4827
Email: dblackley@nacg.ca